SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Santander Consumer USA Holdings Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

80283M101

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 80283M101	13G	Page 2 of 17

1	NAME OF REPORTING PERSON Sponsor Auto Finance Holdings Series LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,120,281(1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,120,281(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,120,281(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%(1)
12	TYPE OF REPORTING PERSON PN

(1)	Represents beneficial ownership as of December 31, 2014. As of the date of filing, the reporting person no longer beneficially owns any shares of Common Stock.

CUSIP No. 80283M101	13G	Page 3 of 17

1	NAME OF REPORTING PERSON Sponsor Auto Finance GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,120,281(1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,120,281(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,120,281(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%(1)
12	TYPE OF REPORTING PERSON OO

(1)	Represents beneficial ownership as of December 31, 2014. As of the date of filing, the reporting person no longer beneficially owns any shares of Common Stock.

CUSIP No. 80283M101	13G	Page 4 of 17

1	NAME OF REPORTING PERSON Sponsor Auto Finance Super Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,120,281(1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,120,281(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,120,281(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%(1)
12	TYPE OF REPORTING PERSON OO

(1)	Represents beneficial ownership as of December 31, 2014. As of the date of filing, the reporting person no longer beneficially owns any shares of Common Stock.

CUSIP No. 80283M101	13G	Page 5 of 17

1	NAME OF REPORTING PERSON CCP II AIV I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,120,281(1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,120,281(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,120,281(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%(1)
12	TYPE OF REPORTING PERSON PN

(1)	Represents beneficial ownership as of December 31, 2014. As of the date of filing, the reporting person no longer beneficially owns any shares of Common Stock.

CUSIP No. 80283M101	13G	Page 6 of 17

1	NAME OF REPORTING PERSON Centerbridge Associates II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,120,281(1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,120,281(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,120,281(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%(1)
12	TYPE OF REPORTING PERSON PN

(1)	Represents beneficial ownership as of December 31, 2014. As of the date of filing, the reporting person no longer beneficially owns any shares of Common Stock.

CUSIP No. 80283M101	13G	Page 7 of 17

1	NAME OF REPORTING PERSON Centerbridge GP Investors II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,120,281(1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,120,281(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,120,281(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%(1)
12	TYPE OF REPORTING PERSON OO

(1)	Represents beneficial ownership as of December 31, 2014. As of the date of filing, the reporting person no longer beneficially owns any shares of Common Stock.

CUSIP No. 80283M101	13G	Page 8 of 17

1	NAME OF REPORTING PERSON Jeffrey H. Aronson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,120,281(1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,120,281(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,120,281(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%(1)
12	TYPE OF REPORTING PERSON IN

(1)	Represents beneficial ownership as of December 31, 2014. As of the date of filing, the reporting person no longer beneficially owns any shares of Common Stock.

CUSIP No. 80283M101	13G	Page 9 of 17

1	NAME OF REPORTING PERSON Mark T. Gallogly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,120,281(1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,120,281(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,120,281(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%(1)
12	TYPE OF REPORTING PERSON IN

(1)	Represents beneficial ownership as of December 31, 2014. As of the date of filing, the reporting person no longer beneficially owns any shares of Common Stock.

CUSIP No. 80283M101	13G	Page 10 of 17

Item 1(a).	NAME OF ISSUER

The name of the issuer is Santander Consumer USA Holdings Inc. (the “Company”).

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

The Company’s principal executive offices are located at 1601 Elm Street, Suite 800, Dallas Texas 75201.

Item 2(a).	NAME OF PERSON FILING

This statement is filed by:

	(i)	Sponsor Auto Finance Holdings Series LP, a Delaware limited partnership (“Sponsor Holdings LP”), with respect to the Common Stock (as defined in Item 2(d) below) beneficially owned by it;

	(ii)	Sponsor Auto Finance GP LLC, a Delaware limited liability company (“Sponsor GP”), as general partner of Sponsor Holdings LP, with respect to the Common Stock beneficially owned by Sponsor Holdings LP;

	(iii)	Sponsor Auto Finance Super Holdings, LLC, a Delaware limited liability company (“Super Holdings”), as a member of Sponsor GP, with respect to the Common Stock beneficially owned by Sponsor Holdings LP;

	(iv)	CCP II AIV I, L.P., a Delaware limited partnership (“CCP II”), as a managing member of Super Holdings, with respect to the Common Stock beneficially owned by Sponsor Holdings LP;

	(v)	Centerbridge Associates II, L.P., a Delaware limited partnership (“Centerbridge Associates”), as general partner of CCP II, with respect to the Common Stock beneficially owned by Sponsor Holdings LP;

	(vi)	Centerbridge GP Investors II, LLC, a Delaware limited liability company (“Centerbridge GP”), as general partner of Centerbridge Associates, with respect to the Common Stock beneficially owned by Sponsor Holdings LP;

	(vii)	Mark T. Gallogly (“Mr. Gallogly”), as managing member of Centerbridge GP, with respect to the Common Stock beneficially owned by Sponsor Holdings LP; and

	(viii)	Jeffrey H. Aronson (“Mr. Aronson”), as managing member of Centerbridge GP, with respect to the Common Stock beneficially owned Super Holdings LP.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief, including by reference to public filings made by such persons.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the business office of each of the Reporting Persons is 375 Park Avenue, 12th Floor, New York, NY 10152.

Item 2(c).	CITIZENSHIP

Sponsor Holdings LP, CCP II, and Centerbridge Associates are limited partnerships organized under the laws of the State of Delaware. Sponsor GP, Super Holdings and Centerbridge GP are limited liability companies organized under the laws of the State of Delaware. Messrs. Gallogly and Aronson are citizens of the United States.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common Stock, par value $0.01 per share (“Common Stock”).

Item 2(e).	CUSIP NUMBER

80283M101

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐ Broker or dealer registered under Section 15 of the Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the

Investment Company Act;

(j)	☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	OWNERSHIP

This Schedule 13G reports beneficial ownership of the shares of Common Stock beneficially owned by the Reporting Persons as of December 31, 2014. As of the date of filing, the Reporting Persons no longer beneficially own any shares of Common Stock.

(a)	Amount beneficially owned: 1,120,281

(b)	Percent of class: 0.3%. The percentages used herein and in the rest of Item 4 are calculated based upon the 348,982,438 shares of Common Stock issued and outstanding as of October 31, 2014, as disclosed in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014 filed on November 4, 2014.

(c)	(i) Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 1,120,281

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition of: 1,120,281

Sponsor Holdings LP has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it, which powers may also be exercised by Sponsor GP, its general partner, Super Holdings, as a limited partner of Sponsor Holdings LP and as the member of Sponsor GP, CCP II, as the general partner of Super Holdings, Centerbridge Associates, as the general partner of CCP II, Centerbridge GP, as the general partner of Centerbridge Associates, and Mr. Aronson and Mr. Gallogly, as the managing members of Centerbridge GP. None of Sponsor GP, Super Holdings, CCP II, Centerbridge Associates, Centerbridge GP, Mr. Aronson or Mr. Gallogly directly owns any of the shares of Common Stock. As of December 31, 2014, by reason of the provisions of Rule 13d-3 of the Act, each may have been deemed to beneficially own the shares of Common Stock beneficially owned by Sponsor Holdings LP. However, none of the foregoing should be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of Common Stock beneficially owned by another Reporting Person. In addition, each of Sponsor GP, Super Holdings, CCP II, Centerbridge Associates, Centerbridge GP, Mr. Aronson and Mr. Gallogly expressly disclaims beneficial ownership of the shares of Common Stock owned by Sponsor Holdings LP.

As of December 31, 2014, DDFS, LLC, Santander Holdings USA, Inc. (“SHUSA”) and Sponsor Holdings LP were parties to a Shareholders Agreement, which provided certain board nomination rights to SHUSA and certain voting obligations in connection with those rights. The beneficial ownership reported for the Reporting Persons does not include an aggregate of 245,593,555 shares of Common Stock held by DDFS, LLC and SHUSA as of December 31, 2014 and each of the Reporting Persons disclaims beneficial ownership of any shares of Common Stock owned by either of DDFS, LLC or SHUSA and the inclusion of the shares in this Schedule 13G shall not be deemed to be an admission of beneficial ownership of the reported shares for the purposes of Section 13(d) of the Act or otherwise.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

As of December 31, 2014, DDFS, LLC, SHUSA and Sponsor Holdings LP were parties to a Shareholders Agreement, which provided certain board nomination rights to SHUSA and certain voting obligations in connection with those rights.

The aggregate number of shares of Common Stock beneficially owned collectively by Sponsor Holdings LP, DDFS, LLC and SHUSA as of December 31, 2014, based on available information, was 246,713,836, which represented approximately 70.7% of the outstanding shares of Common Stock. The beneficial ownership reported for the Reporting Persons does not include any shares owned by DDFS, LLC or SHUSA and each of the Reporting Persons disclaims beneficial ownership of any shares of Common Stock owned by either of DDFS, LLC or SHUSA and the inclusion of the shares in this Schedule 13G shall not be deemed to be an admission of beneficial ownership of the reported shares for the purposes of Section 13(d) of the Act or otherwise. As of the date of filing, the Reporting Persons no longer beneficially own any shares of Common Stock and are no longer subject to voting obligations under the Shareholders Agreement.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

See Item 8 above.

Item 10.	CERTIFICATION

Not applicable.

CUSIP No. 80283M101	13G	Page 13 of 17

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2015

SPONSOR AUTO FINANCE HOLDINGS SERIES LP

By: Sponsor Auto Finance GP LLC, its general partner

/s/ Matthew Kabaker
Name: Matthew Kabaker
Title: Co-President

SPONSOR AUTO FINANCE GP LLC

/s/ Matthew Kabaker
Name: Matthew Kabaker
Title: Co-President

SPONSOR AUTO FINANCE SUPER HOLDINGS, LLC

By: CCP II AIV I, L.P., its managing member

By: Centerbridge Associates II, L.P., its general partner

By: Centerbridge GP Investors II, LLC, its general partner

/s/ Mark T. Gallogly
Name: Mark T. Gallogly
Title: Authorized Signatory

CCP II AIV I, L.P.

By: Centerbridge Associates II, L.P., its general partner

By: Centerbridge GP Investors II, LLC, its general partner

/s/ Mark T. Gallogly
Name: Mark T. Gallogly
Title: Authorized Signatory

CENTERBRIDGE ASSOCIATES II, L.P.

By: Centerbridge GP Investors II, LLC, its general partner

/s/ Mark T. Gallogly
Name: Mark T. Gallogly
Title: Authorized Signatory

CENTERBRIDGE GP INVESTORS II, LLC

/s/ Mark T. Gallogly
Name: Mark T. Gallogly
Title: Authorized Signatory

MARK T. GALLOGLY

/s/ Mark T. Gallogly

JEFFREY H. ARONSON

/s/ Jeffrey H. Aronson

EXHIBIT LIST
Exhibit Number	Title

1	Joint Filing Agreement

CUSIP No. 80283M101	13G

EXHIBIT 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G with respect to the Common Stock, par value $0.01 per share of Santander Consumer USA Holdings Inc., is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: February 12, 2015

SPONSOR AUTO FINANCE HOLDINGS SERIES LP

By: Sponsor Auto Finance GP LLC, its general partner

/s/ Matthew Kabaker
Name: Matthew Kabaker
Title: Co-President

SPONSOR AUTO FINANCE GP LLC

/s/ Matthew Kabaker
Name: Matthew Kabaker
Title: Co-President

SPONSOR AUTO FINANCE SUPER HOLDINGS, LLC

By: CCP II AIV I, L.P., its managing member

By: Centerbridge Associates II, L.P., its general partner

By: Centerbridge GP Investors II, LLC, its general partner

/s/ Mark T. Gallogly
Name: Mark T. Gallogly
Title: Authorized Signatory

CCP II AIV I, L.P.

By: Centerbridge Associates II, L.P., its general partner

By: Centerbridge GP Investors II, LLC, its general partner

/s/ Mark T. Gallogly
Name: Mark T. Gallogly
Title: Authorized Signatory

CENTERBRIDGE ASSOCIATES II, L.P.

By: Centerbridge GP Investors II, LLC, its general partner

/s/ Mark T. Gallogly
Name: Mark T. Gallogly
Title: Authorized Signatory

CENTERBRIDGE GP INVESTORS II, LLC

/s/ Mark T. Gallogly
Name: Mark T. Gallogly
Title: Authorized Signatory

MARK T. GALLOGLY

/s/ Mark T. Gallogly

JEFFREY H. ARONSON

/s/ Jeffrey H. Aronson